UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 14.5% increase in
December 2016 passenger traffic and

a 10.9% increase for the full year 2016

•	2016 marks the third consecutive year of record passenger traffic
•	10 airports also reached record passenger levels
•	8 airports had double digit traffic growth in the year
•	The Monterrey airport served 9.2 million passengers in 2016

Monterrey, Mexico, January 9, 2017—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 14.5% in December 2016, as compared to December 2015. Domestic traffic increased 15.9%, and international traffic increased 6.7%.

Of total December traffic, 98.3% was commercial aviation and 1.7% was general aviation.

Total Passengers*
	Dec-15	Dec-16	Change %	Jan-Dec 2015	Jan-Dec 2016	Change %
Domestic	1,280,110	1,483,158	15.9	14,551,000	16,387,946	12.6
International	225,301	240,322	6.7	2,371,143	2,375,692	0.2
OMA Total	1,505,411	1,723,480	14.5	16,922,143	18,763,638	10.9
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

For the full year 2016, total passenger traffic grew 10.9% to 18.8 million passengers, a new record for the third consecutive year. Domestic passenger traffic grew 12.6% and international traffic rose 0.2% in the year. Ten of OMA’s airports – Ciudad Juárez, Chihuahua, Culiacán, Durango, Mazatlán, Monterrey, Reynosa, San Luis Potosí, Torreón, and Zacatecas – also set records for passenger traffic for the full year, and eight airports recorded double-digit traffic growth.

In addition, to Monterrey with 9.2 million passengers, three other OMA airports – Culiacán, Chihuahua, and Ciudad Juárez – surpassed 1 million passengers in 2016 as a result of the sustained growth of traffic.

OMA’s airports recorded a total of 41 route openings in the year, 32 domestic and nine international. The airports with the route openings were Monterrey (+11 routes), Torreón (+7 routes), and Chihuahua (+5 routes). There were 29 net route openings in 2016.

For the full year 2016, flight operations grew 3.9% compared to 2015. Domestic operations increased 4.9% and international operations decreased 2.9%.

Domestic traffic increased in eleven airports in December. The most noteworthy increases were Monterrey (+14.1%; +84,070 passengers), Culiacán (+23.9%; +32,677), Chihuahua (+33.5%; +28,520), and Ciudad Juárez (+25.3%; +20,695). Monterrey traffic increased principally because of higher traffic volumes on the Mexico City, Cancún, and Guadalajara routes. Culiacán traffic increased because of higher volumes on its Tijuana, Mexico City, Guadalajara, and Mexicali routes. Chihuahua and Ciudad Juárez increased traffic principally on their Mexico City routes.

During December, VivaAerobus opened the Monterrey-Tijuana route.

International traffic increased in nine airports in December. The largest increases were in Mazatlán (+16.3%; +5,105 passengers) principally as a result of growth in Minneapolis traffic; Culiacán (+264.3%; +2,762) as a result of growth in Phoenix traffic; San Luis Potosí (+20.3%; +2,392) as a result of Houston traffic; and Durango (+67.2%; +2,310) principally as a result of growth in Los Angeles traffic.

During December, Sunwing opened the Mazatlán – Winnipeg route; VivaAerobus opened the Monterrey – Las Vegas route, and Volaris and Aeroméxico Connect each started flights on the Monterrey – Denver route.

The number of flight operations (takeoffs and landings) in December increased 2.4%. The number of domestic operations increased 2.8%, and international operations were practically unchanged compared to the prior year period.

Total Passengers*

	Dec-15	Dec-16	Change %	Jan-Dec 2015	Jan-Dec 2016	Change %
Acapulco	68,103	69,985	2.8	730,382	718,493	(1.6)
Ciudad Juárez	82,046	102,847	25.4	863,760	1,102,855	27.7
Culiacán	138,005	173,444	25.7	1,432,315	1,726,654	20.5
Chihuahua	93,944	123,033	31.0	1,110,513	1,305,961	17.6
Durango	33,054	35,244	6.6	315,835	424,415	34.4
Mazatlán	87,195	104,004	19.3	853,409	973,440	14.1
Monterrey	714,909	798,228	11.7	8,461,917	9,178,533	8.5
Reynosa	44,769	53,340	19.1	507,186	563,952	11.2
San Luis Potosí	36,445	44,999	23.5	444,469	504,313	13.5
Tampico	67,612	65,158	(3.6)	763,744	717,599	(6.0)
Torreón	52,398	58,787	12.2	556,449	646,898	16.3
Zacatecas	28,369	33,026	16.4	320,065	343,136	7.2
Zihuatanejo	58,562	61,385	4.8	562,099	557,389	(0.8)
OMA Total	1,505,411	1,723,480	14.5	16,922,143	18,763,638	10.9

Domestic Passengers*

	Dec-15	Dec-16	Change %	Jan-Dec 2015	Jan-Dec 2016	Change %
Acapulco	63,738	64,960	1.9	677,698	664,418	(2.0)
Ciudad Juárez	81,944	102,639	25.3	862,958	1,094,315	26.8
Culiacán	136,960	169,637	23.9	1,416,272	1,699,649	20.0
Chihuahua	85,013	113,533	33.5	998,261	1,197,408	19.9
Durango	29,619	29,499	(0.4)	293,030	375,735	28.2
Mazatlán	55,865	67,569	21.0	574,480	694,875	21.0
Monterrey	597,158	681,228	14.1	7,144,856	7,917,628	10.8
Reynosa	44,694	53,306	19.3	506,674	563,354	11.2
San Luis Potosí	24,637	30,799	25.0	314,207	357,965	13.9
Tampico	63,489	61,114	(3.7)	717,587	674,766	(6.0)
Torreón	46,964	53,433	13.8	502,142	592,140	17.9
Zacatecas	18,484	21,972	18.9	209,915	223,166	6.3
Zihuatanejo	31,545	33,469	6.1	332,920	332,527	(0.1)
OMA Total	1,280,110	1,483,158	15.9	14,551,000	16,387,946	12.6

International Passengers*

	Dec-15	Dec-16	Change %	Jan-Dec 2015	Jan-Dec 2016	Change %
Acapulco	4,365	5,025	15.1	52,684	54,075	2.6
Ciudad Juárez	102	208	103.9	802	8,540	964.8
Culiacán	1,045	3,807	264.3	16,043	27,005	68.3
Chihuahua	8,931	9,500	6.4	112,252	108,553	(3.3)
Durango	3,435	5,745	67.2	22,805	48,680	113.5
Mazatlán	31,330	36,435	16.3	278,929	278,565	(0.1)
Monterrey	117,751	117,000	(0.6)	1,317,061	1,260,905	(4.3)
Reynosa	75	34	(54.7)	512	598	16.8
San Luis Potosí	11,808	14,200	20.3	130,262	146,348	12.3
Tampico	4,123	4,044	(1.9)	46,157	42,833	(7.2)
Torreón	5,434	5,354	(1.5)	54,307	54,758	0.8
Zacatecas	9,885	11,054	11.8	110,150	119,970	8.9
Zihuatanejo	27,017	27,916	3.3	229,179	224,862	(1.9)
OMA Total	225,301	240,322	6.7	2,371,143	2,375,692	0.2

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: January 9, 2017